

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2005 MAY 13 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Our Ref : KLK/SE

10 May 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America



05007873

82-5022
SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8 Apr. 2005	Listed Companies' Crop – March 2005
9 May 2005	Listed Companies' Crop – April 2005
9 May 2005	Schedule for Release of 2nd Quarter Results
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
12 Apr. 2005	Batu Kawan Berhad
13 Apr. 2005	Dato' Lee Oi Hian
13 Apr. 2005	Dato' Lee Hau Hian
13 Apr. 2005	Dato' Lee Soon Hian
13 Apr. 2005	Di-Yi Sdn Bhd
13 Apr. 2005	Elionai Sdn Bhd
13 Apr. 2005	High Quest Holdings Sdn Bhd
13 Apr. 2005	Wan Hin Investments Sdn Bhd & Group
18 Apr. 2005	Batu Kawan Berhad
18 Apr. 2005	Dato' Lee Oi Hian
18 Apr. 2005	Dato' Lee Hau Hian
18 Apr. 2005	Dato' Lee Soon Hian
18 Apr. 2005	Di-Yi Sdn Bhd
18 Apr. 2005	Elionai Sdn Bhd
18 Apr. 2005	High Quest Holdings Sdn Bhd
18 Apr. 2005	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
4 Apr. 2005	Yeoh Eng Khoon
13 Apr. 2005	Dato' Lee Oi Hian
13 Apr. 2005	Dato' Lee Hau Hian
18 Apr. 2005	Dato' Lee Oi Hian
18 Apr. 2005	Dato' Lee Hau Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

5/6

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/04/2005 01:34:28 PM**
Reference No **KL-050408-DFB83**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
March 2005

* **Contents :-**

We submit below the crop figures for the month of **March 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	**Mar**	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	164,541	**189,885**						
Crude Palm Oil (mt)	36,862	36,106	**40,070**						
Palm Kernel (mt)	8,852	8,972	**9,922**						
Rubber (kg)	2,599,876	1,947,917	**1,127,264**						

/gcs



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/05/2005 03:19:31 PM**
Reference No **KL-050509-77FB7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
April 2005

* **Contents :-**

We submit below the crop figures for the month of **April 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	164,541	189,885	**194,857**					
Crude Palm Oil (mt)	36,862	36,106	40,070	**40,623**					
Palm Kernel (mt)	8,852	8,972	9,922	**9,881**					
Rubber (kg)	2,599,876	1,947,917	1,127,264	**1,085,943**					

/gcs



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/05/2005 10:55:57 AM**
Reference No **KL-050509-F63E4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 2nd Quarter Results

* **Contents :-**

We wish to advise that the 2nd Quarter Results (January to March 2005) of the KLK Group is scheduled for release on Wednesday, 18 May 2005 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/04/2005 11:03:16 AM**
Reference No **KL-050412-01BE8**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Batu Kawan Berhad**
*	Address	: **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
*	NRIC/passport no/company no.	: **6292-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

*	Circumstances by reason of which change has occurred	: **Bought in open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **329,313,866**
	Direct (%)	: **46.38**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **329,313,866**
*	Date of notice	: **12/04/2005**



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:49 PM**
Reference No **KL-050413-D4BBE**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,424,766**
Indirect/deemed interest (%) : **47.24**
* **Total no of securities after change** : **335,472,766**

* Date of notice : **12/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:50 PM**
Reference No **KL-050413-D4BBF**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,424,766**
Indirect/deemed interest (%) : **47.24**
* **Total no of securities after change** : **335,480,266**

* Date of notice : **12/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:50 PM**
Reference No **KL-050413-D4BC0**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **250,000**
Direct (%) : **0.04**
Indirect/deemed interest (units) : **335,424,766**
Indirect/deemed interest (%) : **47.24**

* **Total no of securities after change** : **335,674,766**

* Date of notice : **12/04/2005** [15]

Remarks :

sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:38 PM**
Reference No **KL-050413-D4BBA**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**06/04/2005**	*	**15,840**	
	Acquired		**07/04/2005**		**6,000**	
	Acquired		**08/04/2005**		**37,200**	
	Acquired		**11/04/2005**		**284,626**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **335,424,766**
	Indirect/deemed interest (%)	: **47.24**

* **Total no of securities after change** : **335,424,766**

* Date of notice : **12/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:43 PM**
Reference No **KL-050413-D4BBB**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,424,766**
Indirect/deemed interest (%) : **47.24**

* **Total no of securities after change** : **335,424,766**

* Date of notice : **12/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:48 PM**
Reference No **KL-050413-D4BBC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**335,424,766**
Indirect/deemed interest (%)	:	**47.24**

*	**Total no of securities after change**	: **335,424,766**
*	Date of notice	: **12/04/2005**
	Remarks	:

sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:49 PM**
Reference No **KL-050413-D4BBD**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	
Acquired	**07/04/2005**	**6,000**	
Acquired	**08/04/2005**	**37,200**	
Acquired	**11/04/2005**	**284,626**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**
Direct (%) : **0.53**
Indirect/deemed interest (units) : **331,674,766**
Indirect/deemed interest (%) : **46.72**

* **Total no of securities after change** : **335,424,766**

* Date of notice : **12/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 04:50:50 PM**
Reference No **KL-050418-FD4AE**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	
Acquired	**13/04/2005**	**165,767**	
Acquired	**14/04/2005**	**266,217**	
Acquired	**15/04/2005**	**123,368**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
Direct (units) : **329,881,218**
Direct (%) : **46.46**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **329,881,218**

* Date of notice : **18/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18/04/2005 06:55:06 PM
Reference No KL-050418-A33BB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder
* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/04/2005	* 12,000	
Acquired	13/04/2005	165,767	
Acquired	14/04/2005	266,217	
Acquired	15/04/2005	123,368	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,992,118**
Indirect/deemed interest (%) : **47.32**
* **Total no of securities after change** : **336,040,118**



* Date of notice : **18/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:06 PM**
Reference No **KL-050418-A33BC**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	
Acquired	**13/04/2005**	**165,767**	
Acquired	**14/04/2005**	**266,217**	
Acquired	**15/04/2005**	**123,368**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,992,118**
Indirect/deemed interest (%) : **47.32**

* **Total no of securities after change** : **336,047,618**

* Date of notice : **18/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:07 PM**
Reference No **KL-050418-A33BD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	
Acquired	**13/04/2005**	**165,767**	
Acquired	**14/04/2005**	**266,217**	
Acquired	**15/04/2005**	**123,368**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**250,000**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	**335,992,118**
Indirect/deemed interest (%)	:	**47.32**
* **Total no of securities after change**	:	**336,242,118**

* Date of notice : **18/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:05 PM**
Reference No **KL-050418-A33B9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/04/2005	* 12,000	
Acquired	13/04/2005	165,767	
Acquired	14/04/2005	266,217	
Acquired	15/04/2005	123,368	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,992,118**
Indirect/deemed interest (%) : **47.32**

* **Total no of securities after change** : **335,992,118**

* Date of notice : **18/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:05 PM**
Reference No **KL-050418-A33BA**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	
Acquired	**13/04/2005**	**165,767**	
Acquired	**14/04/2005**	**266,217**	
Acquired	**15/04/2005**	**123,368**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **3,750,000**
	Direct (%)	: **0.53**
	Indirect/deemed interest (units)	: **332,242,118**
	Indirect/deemed interest (%)	: **46.8**

* **Total no of securities after change** : **335,992,118**

* Date of notice : **18/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/04/2005 04:09:31 PM**
Reference No **KL-050404-C299F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Yeoh Eng Khoon**
*	Address	: **5 Lorong Rani, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/03/2005**	* **19,000**	**6.500**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **240,000**
	Direct (%)	: **0.03**
	Indirect/deemed interest (units)	: **2,139,000**
	Indirect/deemed interest (%)	: **0.3**
*	Date of notice	: **04/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:52 PM**
Reference No **KL-050413-D4BC1**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	**5.727**
Acquired	**07/04/2005**	**6,000**	**5.727**
Acquired	**08/04/2005**	**37,200**	**5.727**
Acquired	**11/04/2005**	**284,626**	**5.727**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **335,424,766**
	Indirect/deemed interest (%)	: **47.24**
*	Date of notice	: **12/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/04/2005 04:29:52 PM**
Reference No **KL-050413-D4BC2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2005**	* **15,840**	**5.727**
Acquired	**07/04/2005**	**6,000**	**5.727**
Acquired	**08/04/2005**	**37,200**	**5.727**
Acquired	**11/04/2005**	**284,626**	**5.727**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**335,424,766**
Indirect/deemed interest (%)	:	**47.24**
* Date of notice	:	**12/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:08 PM**
Reference No **KL-050418-A33BE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	**5.730**
Acquired	**13/04/2005**	**165,767**	**5.720**
Acquired	**14/04/2005**	**266,217**	**5.690**
Acquired	**15/04/2005**	**13,500**	**5.690**
Acquired	**15/04/2005**	**109,868**	**5.740**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **335,992,118**
	Indirect/deemed interest (%)	: **47.32**
*	Date of notice	: **18/04/2005** 16

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:08 PM**
Reference No **KL-050418-A33BF**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	**5.730**
Acquired	**13/04/2005**	**165,767**	**5.720**
Acquired	**14/04/2005**	**266,217**	**5.690**
Acquired	**15/04/2005**	**13,500**	**5.690**
Acquired	**15/04/2005**	**109,868**	**5.740**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,992,118**
Indirect/deemed interest (%) : **47.32**
* Date of notice : **18/04/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:02 PM**
Reference No **KL-050418-A33B7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	
Acquired	**13/04/2005**	**165,767**	
Acquired	**14/04/2005**	**266,217**	
Acquired	**15/04/2005**	**123,368**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,992,118**
Indirect/deemed interest (%) : **47.32**

* **Total no of securities after change** : **335,992,118**

* Date of notice : **18/04/2005** [16]

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2005 06:55:04 PM**
Reference No **KL-050418-A33B8**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/04/2005**	* **12,000**	
Acquired	**13/04/2005**	**165,767**	
Acquired	**14/04/2005**	**266,217**	
Acquired	**15/04/2005**	**123,368**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,992,118**
Indirect/deemed interest (%) : **47.32**

* **Total no of securities after change** : **335,992,118**

* Date of notice : **18/04/2005**

Remarks :
sh